U.S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549


                              FORM 12B-25

                                                         -----------------
            NOTIFICATION OF LATE FILING                  |SEC FILE NUMBER|
                                                         |    0-29416    |
                                                         -----------------

                                                         -----------------
                                                         |  CUSIP NUMBER |
                                                         |   90467L-10-0 |
                                                         -----------------

                  (Check One):


   [X] Form 10-K and Form 10-KSB     [  ] Form 20-F     [  ] Form 11-K
        [  ] Form 10-Q  and Form 10-QSB          [  ] Form N-SAR

      For Period Ended:______ MARCH 31, 1999__________________________
      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR
      For the Transition Period Ended:__N/A___________________________

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      Read Attached  Instruction  Sheet Before Preparing Form.  Please Print or
Type.
           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

===============================================================================

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___Not Applicable____

===============================================================================

PART I - REGISTRANT INFORMATION

===============================================================================


    Full Name of Registrant     UNIFAB International, Inc.
                            ---------------------------------------------------

    Former Name if Applicable
                              -------------------------------------------------
          5007 Port Road
    ---------------------------------------------------------------------------
    Address of Principal Executive Office (Street and Number)

         New Iberia, Louisiana 70562
    ---------------------------------------------------------------------------
    City, State and Zip Code

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PART II - RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                (Attach Extra Sheets if Needed)

The registrant is unable to file timely without unreasonable effort and expense due to the significant and complex acquisition completed during the year. This acquisition, which was accounted for as a pooling of interests, required that significant resources be dedicated to determine financial statement and other financial disclosure amounts for the current and prior years. Additionally, the registrant completed negotiations on another significant acquisition on April 28, 1999, soon after the registrant's fiscal year end. As a result of these acquisitions and the significant resources that the Company had to dedicate to them, the registrant was unable to complete its financial statements and the required disclosures to be included in its Annual Report on Form 10-K on a schedule that would permit the completion of the audit of its financial statements required to be part of the Form 10-K by the June 29, 1999 filing deadline.
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PART IV - OTHER INFORMATION

===============================================================================


    (1) Name and telephone number of person to contact in regard to this notification

       Peter J. Roman              (318)                373-5506
-------------------------------------------------------------------------------
            (Name)             (Area Code)        (Telephone Number)


    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes     [  ] No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes     [  ] No


    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(See Exhibit A (Press Release dated June 24, 1999) attached hereto and incorporated herein by reference.)


                       UNIFAB International, Inc.
            --------------------------------------------
            (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      June 30, 1999           By   /s/ Peter J. Roman
     ----------------------          ------------------------
                                     Peter J. Roman
                                     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
===============================================================================

                              ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
===============================================================================



                             Exhibit A

New Iberia, La. -- (Business Wire) - June 24, 1999 -- UNIFAB International, Inc. (NASDAQ:UFAB) today reported net income of $6.3 million ($1.06 per share, basic and diluted) on revenue of $103.9 million for the fiscal year ended March 31, 1999 compared to net income of $7.2 million ($1.39 per share, basic and diluted) on revenue of $109.2 million for the fiscal year ended March 31, 1998. Operating results for the year ended March 31, 1999 were reduced by ($0.10) per share due to non-recurring acquisition expenses of $442,000 and a one time charge of $525,000 related to the cumulative deferred income taxes resulting from the acquisition of Allen Tank, Inc. The Company reported backlog of approximately $27.1 million at March 31, 1999.

Net loss for the fourth quarter was ($710,000) (($0.12) per share, basic and diluted) on revenue of $17.4 million compared to net income of $2.1 million ($0.36 per share, basic and diluted) on revenue of $29.4 for the fourth quarter of fiscal year ended March 31, 1998. Operating results for the quarter ended March 31, 1999 were reduced by losses of ($750,000) in pretax income, or ($0.08) per share, at the Lake Charles facility, which is currently undergoing development. "It is possible we could have made some severe cuts in our work force in the March quarter to size it to the current level of business, but with oil prices stabilizing in the $18-$19 per barrel range and gas prices in the $2.30-$2.50 per Mcf range, we believe this would have severely impacted out ability to remain viable for the turnaround we now anticipate," said Dailey Berard, UNIFAB International, Inc.'s President, CEO and Chairman of the Board.

Pro forma net income for the year ended March 31, 1999 was $5.3 million ($0.89 per share) compared to pro forma net income of $6.5 million ($1.26 per share) for the year ended March 31, 1998. Pro forma net income consists of the Company's historical net income, adjusted to reflect income taxes as if Allen Tank, Inc. had operated as a C Corporation for all periods. This calculation excludes the one time charge of $525,000 related to the cumulative deferred income taxes resulting from the conversion to a C Corporation on July 24, 1998.

"This has been a year of tremendous growth for UNIFAB," noted Mr. Berard. "We significantly increased the size and capabilities of the Company with the acquisition of Allen Process Systems, we are developing our deep water facility at Lake Charles and, most recently, we acquired Oil Barges, Inc. which gave us design and fabrication capabilities in the drilling rig industry. While overall bidding activity has improved from the level experienced last summer, many awards have been delayed, in particular in the international market where we anticipated higher award activity. Pricing is fiercely competitive and profit margins on new work are well below levels in fiscal 1998. While our operating results for the year are in line with our expectations, we are disappointed with the operating results of the March quarter. The decrease in revenue from prior quarters and when compared to the March quarter last year reflects the relatively lower level of activity in the industry. In particular, the anticipated completion date for the development of our deep-water facility in Lake Charles has been delayed well beyond our original plans, to late November-early December. That delay, coupled with the drop off in utilization and demand for repair work on drilling rigs, resulted in our being unable to meet expected operating goals for that facility this year. Recent contract awards, in particular those at Allen Process Systems, are in the design phase and did not have much of an impact in the current fiscal year. As a result, productive man hours in the March quarter were lower than expected. We do not expect to see a significant increase in activity in the near-term, but anticipate it as we near the end of the calendar year.

 "We continue to believe that our deep water facility in Lake Charles will be the Company's cornerstone in the future. The addition of Oil Barges, Inc. in April, 1999 brought experience and capabilities in the design, repair and refurbishment of drilling rigs that is vital to the development of that facility. Our focus remains to aggressively market our Total Project Capabilities to the industry. We continue position the Company for increased participation in the market through acquisition, as well as through facilities enhancements."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.



UNIFAB
Condensed Consolidated Statements of Income
Amounts in thousands, except per share data

                                                   Three months                                Year
                                                      ended                                   ended
                                                     March 31                                March 31
                                             ------------------------               ------------------------
                                              1999              1998                   1999           1998
                                             ------------------------               ------------------------
Revenue                                      $ 17,388        $ 29,393               $ 103,866      $ 109,170
Cost of Revenue                                16,440          23,975                  85,311         91,778
                                             ------------------------               ------------------------
Gross Profit                                      948           5,418                  18,555         17,392
Selling, General and Administrative expense     2,124           2,317                   9,058          6,807
                                             ------------------------               ------------------------
Income (loss) from operations                  (1,176)          3,101                   9,497         10,585
Other income (expense):
       Other income (expense)                      27             (91)                   (302)            67
       Interest expense                          (238)           (232)                   (893)        (1,059)
       Interest income                            144             208                     306            522
                                             ------------------------               ------------------------
Income (loss) before income taxes              (1,243)          2,986                   8,608         10,115
Income tax (benefit) provision                   (533)            865                   2,264          2,896
                                             ------------------------               ------------------------
Net income (loss)                                (710)          2,121                   6,344          7,219
                                             ========================               ========================

Basic and diluted earnings per share         $  (0.12)       $   0.36               $    1.06       $   1.39
                                             ========================               ========================
Basic and diluted earnings per share
       weighted average shares                  6,004           5,938                   5,972          5,192
                                             ========================               ========================
Pro forma data:
Income (loss) before income taxes, as        $ (1,243)       $  2,986               $   8,608       $ 10,115
       reported above,
Current tax (benefit) provision                  (533)            865                   1,739          2,896
Pro forma provision for income taxes related
       to S Corporation operations                -               700                   1,554            699
                                             ------------------------               ------------------------
Pro forma net income                         $   (710)       $  1,421               $   5,315       $  6,520
                                             ========================               ========================
Pro forma basic and diluted earnings per
       share                                 $  (0.12)       $  24.00               $    0.89       $   1.26
                                             ========================               ========================
Depreciation and amortization included in
       expense above                         $   566         $    486               $   2,081       $  1,265
                                             ========================               ========================